Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Cillian M. Lynch, Esq.
(202) 419-8416
clynch@stradley.com

December 21, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Ms. Melissa McDonough, Esq.

Re:	Wilmington Funds
File Nos.: 811-05514 and 033-20673

Dear Ms. McDonough:

On December 3 and December 21, 2021, you conveyed to me via telephone specific comments on the Annual Report to Shareholders of the Wilmington Funds (the “Registrant”) and Form N-CEN for the period ended April 30, 2021. This letter corrects and supersedes the response letter filed via EDGAR correspondence on December 20, 2021.  On behalf of the Registrant, below are the Registrant’s responses to your comments, which are restated in italics.

Comments to the April 30, 2021 Annual Report

1.
Comment:  In Management’s Discussion of Fund Performance, the line graphs for Class I show a minimum initial investment of $1,000,000 for the Funds[1] but the Funds are subject to a $100,000 minimum initial investment.  Please revise the line graphs to reflect the correct initial investment of $100,000 for the Funds, in accordance with Item 27(b)(7)(ii)(A) of Form N-1A.

1     Wilmington International Fund, Wilmington Global Alpha Equities Fund, Wilmington Real Asset Fund, Wilmington Diversified Income Fund, Wilmington Large-Cap Strategy Fund, Wilmington Broad Market Bond Fund, Wilmington Intermediate-Term Bond Fund, Wilmington Short-Term Bond Fund, Wilmington Municipal Bond Fund and Wilmington New York Municipal Bond Fund, (the “Funds”).

U.S. Securities and Exchange Commission

Response: The Registrant will revise the line graph minimum initial investment value for the Funds in future Annual Reports, and will base the line graph on the Fund’s required minimum investment amount of $100,000, in accordance with Item 27(b)(7)(ii)(A) of Form N-1A, and Instruction 1(d) thereto.

2.	Comment: In the Schedule of Investments for the Real Asset Fund, please disclose the class of shares held of other registered funds, in accordance with Rule 12-12 of Regulation S-X.

Response: The Registrant will provide this information in future Annual Reports.  Below, the Registrant has supplementally provided this information for the current Annual Report:
- Tortoise MLP & Pipeline Fund, Institutional Class
- Vanguard Commodity Strategy Fund, Admiral Shares
- DFA Commodity Strategy Portfolio, Institutional Class
- Parametric Commodity Strategy Fund, Institutional Class
- Credit Suisse Commodity Return Strategy Fund, Class I

3.
Comment: With respect to the Statement of Operations, please confirm that any fund investing in other funds has separately disclosed any distributions of realized gains made by other investment companies, if any, as required by Article 6-07(7)(b) of Regulation S-X.

Response: The Registrant confirms that there were no realized gains made to the Funds during the last fiscal year.

Comments to the April 30, 2021 Form N-CEN

4.
Comment:  The Registrant reported a net asset value (“NAV”) error correction in Item B.22(a) of Form N-CEN.  Please provide a discussion of the nature of the error, mitigating steps taken to detect or prevent future errors, and confirm that all shareholder account reprocessing as a result of the error has been completed.

Response: From January 19, 2021 to January 21, 2021, Class A shares of the Wilmington Real Asset Fund were overvalued by $0.01 per share due to an expense waiver issue.  The issue was identified on January 22, 2021 and corrected.  There was no shareholder activity during this period, except for a $0.01 per share adjustment, and there was no financial impact to the Real Asset Fund as a result.  The Registrant reviewed and reinforced the procedures for expense entry review.

On February 4, 2021, the Wilmington Diversified Income Fund was undervalued by $0.05 per share due to an incorrectly priced external mutual fund holding.  Mutual fund prices are manually entered by the pricing team after being retrieved from market sources.  The pricing team initially entered the incorrect closing price, but the error was caught on a secondary review.  The pricing team corrected the error, but the corrected price was not applied.  The impact was very close to ½% of 1% of the Diversified Income Fund’s NAV

U.S. Securities and Exchange Commission

which requires the Fund to ensure that shareholders are made whole.  All shareholder activity was reprocessed, and there was no financial impact to the Diversified Income Fund as a result. The procedures for applying late price correction were reviewed and the steps to verify those prices have been amended.

Each NAV error, including the nature of the error and mitigating steps to detect or prevent future errors, was reported to the Board of Trustees of the Funds.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Shareholder Report and Form N-CEN, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosures in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss the response presented above.

Respectfully submitted,

/s/ Cillian M. Lynch, Esq.
Cillian M. Lynch, Esq.

cc:	John C. McDonnell
Alison M. Fuller, Esq.
Jessica D. Burt, Esq.